UNITED STATES OMB APPROVAL SECURITIES AND EXCHANGE COMMISSION OMB Number: 3235-0101 Washington, D.C. 20549 Expires: June 30, 2020 Estimated average burden FORM 144 hours per response ………1.00 SEC USE ONLY NOTICE OF PROPOSED SALE OF SECURITIES DOCUMENT SEQUENCE NO. PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933 ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale CUSIP NUMBER or executing a sale directly with a market maker. 1 (a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO. (c) S.E.C. FILE NO. WORK LOCATION Silgan Holdings Inc. 06-1269834 000-22117 1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE (e) TELEPHONE NO. AREA CODE NUMBER 4 Landmark Square, Suite 400, Stamford, CT 06901 203 975-7110 2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES (b) RELATIONSHIP (c) ADDRESS STREET CITY STATE ZIP CODE ARE TO BE SOLD TO ISSUER c/o Silgan Holdings Inc., 4 Landmark Square, Suite 400, Stamford, CT 06901 Robert B. Lewis Officer INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number. 3 (a) (b) SEC USE ONLY (c) (d) (e) (f) (g) Title of the Number of Shares Aggregate Number of Shares Approximate Name of Each Class of Name and Address of Each Broker Through Whom the Broker-Dealer or Other Units Market or Other Units Date of Sale Securities Securities Securities are to be Offered or Each Market Maker File Number To Be Sold Value Outstanding (See instr. 3(f)) Exchange To Be Sold who is Acquiring the Securities (See instr. 3(c)) (See instr. 3(d)) (See instr. 3(e)) (MO. DAY YR.) (See instr. 3(g)) Common FSC Securities Corporation 30,000 $1,008,300 110,871,203 May 8, 2020 – NASDAQ May 29, 2020 Stock 2300 Windy Ridge Pkwy, Suite 1100 Atlanta, GA 30339 INSTRUCTIONS: 3 . (a) Title of the class of securities to be sold 1. (a) Name of issuer (b) Name and address of each broker through whom the securities are intended to be sold (b) Issuer’s I.R.S. Identification Number (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount) (c) Issuer’s S.E.C. file number, if any (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice (d) Issuer’s address, including zip code (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown (e) Issuer’s telephone number, including area code by the most recent report or statement published by the issuer (f) Approximate date on which the securities are to be sold 2. (a) Name of person for whose account the securities are to be sold (g) Name of each securities exchange, if any, on which the securities are intended to be sold (b) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing) (c) Such person’s address, including zip code Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor: Title of Date you Name of Person from Whom Acquired Amount of Date of the Class Acquired Nature of Acquisition Transaction (If gift, also give date donor acquired) Securities Acquired Payment Nature of Payment Common 3/1/20 Common Stock received in settlement of an Issuer 30,000 (1) (1) Stock employee grant of restricted stock units upon vesting INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid. TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold. Amount of Name and Address of Seller Title of Securities Sold Date of Sale Securities Sold Gross Proceeds REMARKS: (1) The securities to be sold were received upon the settlement of vested restricted stock units. Under the applicable plan, upon vesting restricted stock units are settled in shares of Common Stock on a 1-for1 basis without any payment. INSTRUCTIONS: ATTENTION: The person for whose account the securities to which this notice relates are to be sold See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as hereby represents by signing this notice that he does not know any material adverse information in regard to to the person for whose account the securities are to be sold but also as to all other persons included the current and prospective operations of the Issuer of the securities to be sold which has not been publicly in that definition. In addition, information shall be given as to sales by all persons whose sales are disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the this notice. instruction given, that person makes such representation as of the plan adoption or instruction date. May 8, 2020 /s/ Robert B. Lewis DATE OF NOTICE (SIGNATURE) DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, The notice shall be signed by the person for whose account the securities are to be sold. At least one copy IF RELYING ON RULE 10B5-1 of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures. ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001) SEC 1147 (02-08)